Philip T. Kueber

April 8, 2004

To Whom It May Concern:

Effective immediately, please accept this letter as my formal letter of resignation as President, Secretary, and Director of TecScan International, Inc. and any other office I hold.

I wish the company continued success in the future.

Sincerely,

/s/ Phil Kueber
Phil Kueber